VERSO CORPORATION

6775 Lennox Center Court, Suite 400

Memphis, Tennessee 38815-4436

June 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Verso Corporation

Registration Statement on Form S-3

Filed June 9, 2015

File No. 333-204843

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “S-3”), relating to the registration of up to an aggregate of 14,701,832 shares of common stock, par value $0.01 per share, of Verso Corporation (the “Company”) to be sold by certain selling stockholders, be accelerated to June 25, 2015 at 11:00 a.m. Eastern Time or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

Very truly yours,

By:	/s/ Peter H. Kesser
	Name:	Peter H. Kesser
	Title:	Senior Vice President, General Counsel and Secretary